PIERIS PHARMACEUTICALS, INC.

255 State Street, 9th Floor

Boston, MA 02109

May 26, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

RE:	Pieris Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed May 17, 2021

File No. 333-256218

Acceleration Request

Dear Mr. Edwards:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Pieris Pharmaceuticals, Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Friday, May 28, 2021, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Megan Gates or William Hicks of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Registration Statement.

Very truly yours,

PIERIS PHARMACEUTICALS, INC.

/s/ Stephen S. Yoder
Stephen S. Yoder
President and Chief Executive Officer

cc:	Ahmed Mousa, Esq., Pieris Pharmaceuticals, Inc.

Megan N. Gates, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William C. Hicks, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.